Exhibit 99.1

November 24, 2022

The Manager – Listing

BSE Limited

(BSE: 507685)

The Manager – Listing

National Stock Exchange of India Limited

(NSE: WIPRO)

The Market Operations,

NYSE, New York

(NYSE: WIT)

Dear Sir/Madam,

Sub: Results of Postal Ballot by remote e-voting process

This is in continuation to our letter dated October 12, 2022, regarding the Postal Ballot Notice for seeking approval of the Members of the Company by way of special resolution for appointment of Ms. Päivi Elina Rekonen Fleischer (DIN: 09669696) as an Independent Director of the Company from October 1, 2022, for a period of 5 (five) years.

In this regard, please note that Mr. Pradeep B. Kulkarni, Partner of V. Sreedharan & Associates, Practising Company Secretary, who was appointed as the Scrutinizer has submitted their Report on November 24, 2022. The aforesaid resolution has been passed by Members with the requisite majority, through postal ballot by remote e-voting process.

In accordance with the Regulation 44(3) of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, please find enclosed the voting results and Scrutinizer’s Report for the special resolution passed in this regard.

Thanking you,

For Wipro Limited

M Sanaulla Khan
Company Secretary

Postal Ballot Voting Results

Disclosure as per Regulation 44(3) of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

Company Name	WIPRO LIMITED

Date of Postal Ballot Notice	October 12, 2022

Voting-

Start Date	October 24, 2022

End Date	November 22, 2022

Total number of shareholders on record date (cut-off date-October 14, 2022)	27,55,626

No. of shareholders present in the meeting either in person or through proxy:	Not Applicable

Promoters and Promoter Group:	—

Public:	—

No. of Shareholders attended the meeting through Video Conferencing	Not Applicable

Promoters and Promoter Group:	—

Public:	—

Resolution required: (Ordinary/ Special)	SPECIAL - Appointment of Ms. Päivi Elina Rekonen Fleischer (DIN: 09669696) as an Independent Director of the Company for a period of 5 years with effect from October 1, 2022

Whether promoter/ promoter group are interested in the agenda/resolution?	NO

Category	Mode of Voting	No. of shares held (1)	No. of votes polled (2)	% of Votes Polled on outstanding shares (3)=[(2)/(1)]* 100	No. of Votes – in favour (4)	No. of Votes – against (5)	% of Votes in favour on votes polled (6)=[(4)/(2)]*100	% of Votes against on votes polled (7)=[(5)/(2)]*100
	E-Voting		4,00,19,50,248	100.00	4,00,19,50,248	—	100.00	—
	Poll	4,00,19,50,248	—	—	—	—	—	—
Promoter and Promoter Group	Postal Ballot (if applicable)		—	—	—	—	—	—
	E-Voting		45,12,65,875	84.99	45,01,16,920	11,48,955	99.75	0.25
	Poll	53,09,90,848	—	—	—	—	—	—
Public- Institutions	Postal Ballot (if applicable)		—	—	—	—	—	—
	E-Voting		32,93,19,047	34.57	32,91,85,928	1,33,119	99.96	0.04
	Poll	95,26,98,598	—	—	—	—	—	—
Public- Non Institutions	Postal Ballot (if applicable)		—	—	—	—	—	—

	Total	5,48,56,39,694	4,78,25,35,170	87.18	4,78,12,53,096	12,82,074	99.97	0.03

For Wipro Limited

M Sanaulla Khan

Company Secretary

V SREEDHARAN AND ASSOCIATES Company Secretaries No. 291, 1st Floor, 10th Main Road, 3rd Block, Jayanagar, Bengaluru - 560 011 + 91 80 49594533 compliance@sreedharancs.com

SCRUTINIZER’S REPORT

[Pursuant to Section 110 of the Companies Act, 2013 read with Rule

22 of the Companies (Management and Administration) Rules, 2014]

To,

The Chairman,

Wipro Limited

Doddakannelli,

Sarjapur Road,

Bengaluru - 560035

Sir,

1.	The Board of Directors of the Company at its meeting held on October 12, 2022, appointed me as a Scrutinizer for scrutinizing the postal ballot voting including e-voting process.

2.	I submit my report as under:

As per General Circular Nos. 14/2020 dated April 8, 2020, 17/2020 dated April 13, 2020, 22/2020 dated June 15, 2020, 33/2020 dated September 28, 2020, 39/2020 dated December 31, 2020, 10/2021 dated June 23, 2021, 20/2021 dated December 08, 2021 and 03/2022 dated May 05, 2022 in relation to “Clarification on passing of ordinary and special resolutions by Companies under the Companies Act, 2013 and the rules made thereunder on account of the threat posed by COVID - 19” issued by the Ministry of Corporate Affairs, Government of India (the “MCA Circulars”) and due to difficulty in dispatch of Postal Ballot notice, Postal Ballot form / self-addressed envelope etc., by post or courier, on account of threat posed by COVID-19 pandemic situation, the Company has sent the Postal Ballot Notice dated October 12, 2022 on October 21, 2022 by email only to the members whose email ids were available with the Company / Registrar and Share Transfer Agent (RTA).

The notice of postal ballot was sent to the members whose name(s) appeared on the Register of Members / list of Beneficial Owners as received from National Securities Depository Limited (NSDL) / Central Depository Services (India) Limited (CDSL) as on cut-off date i.e., Friday, October 14, 2022.

2.1	Particulars of votes cast through electronic means only have been entered in the register separately maintained for the purpose.

2.2	Since there was no voting by physical postal ballot form, the question of keeping them under my safe custody before commencing the scrutiny does not arise.

2.3	The votes cast through electronic means were unblocked on November 22, 2022, at 5.02 P.M.

2.4	Votes cast through electronic means were scrutinized and the shareholding was matched / confirmed with the Register of Members of the Company / list of beneficiaries as on Friday, October 14, 2022.

2.5	Votes cast through electronic means up to 5.00 PM of November 22, 2022, being the last time and date fixed by the Company for voting through electronic means were considered for my scrutiny.

2.6

Since the voting on Postal Ballot process was conducted only through e-voting, reporting on number of envelopes containing postal ballot form received after due date and up to the date of this report does not arise.

2.7	Since the voting on Postal Ballot process was conducted only through e-voting, reporting on number of envelopes containing postal ballot forms returned undelivered also does not arise.

2.8	Since the voting on Postal Ballot process was conducted only through e-voting, reporting on finding of defaced or mutilated ballot paper too does not arise.

3.	A summary of votes cast through electronic means is given in Annexure-I.

4.	I have emailed all the e-registers and records relating to e-voting for the safe custody to the Company Secretary.

5.	You may accordingly declare the result of e-voting done by the members of the Company on the resolution mentioned in the Postal Ballot Notice dated October 12, 2022.

Thanking you,

For V SREEDHARAN & ASSOCIATES

/s/ Pradeep B Kulkarni (Pradeep B Kulkarni) Partner FCS: 7260; CP No. 7835

Address: No. 291, 1st Floor, 10th Main Road
3rd Block, Jayanagar, Bengaluru-560011
Place: Bengaluru
Date: November 24, 2022
UDIN: F007260D002064084

Annexure I

Wipro Limited

Regd. Office: Doddakannelli, Sarjapur Road, Bengaluru - 560035

Summary of votes cast through electronic means

for the resolution mentioned in the Postal Ballot Notice dated October 12, 2022

1.	Appointment of Ms. Päivi Elina Rekonen Fleischer (DIN: 09669696) as an Independent Director of the Company for a period of 5 years with effect from October 1, 2022 - Special Resolution.

Particulars	E-Voting		% of total paid-up equity capital as on cut-off date (i.e., 14/10/2022) (5,48,56,39,694 Equity Shares)
	No. of members voted through e-voting system	No. of votes cast through e-voting system. (Equity Shares of Rs. 2/- each)
(a) Total e-votes received	6,048	4,84,09,25,631	88.25
(b) Less: Invalid e-votes (as per register) (No. of Shares including cases where less votes cast and abstained from voting)	194	5,83,90,461	1.06
(c) Net valid e-votes (as per register)*	5,854	4,78,25,35,170	87.19
(d) e-votes with assent for the Resolution as a percentage of net valid e-votes	5,360	4,78,12,53,096	99.97
(e) e-votes with dissent for the Resolution as a percentage of net valid e-votes	540	12,82,074	0.03

*

The total of row (d) and (e) for the column, No. of members voted through e-voting system is not equal to the row (c) for said column, as 46 members have voted both in favour and against for the resolution above.

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